
February 24, 2012

<u>Via E-mail</u>
Mr. Kurt Adzema
Executive Vice President and
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089

> **Re:** **Finisar Corporation**
> **Form 10-K for the fiscal year ended April 30, 2011**
> **Filed June 28, 2011**
> **Form 10-Q for the quarterly period ended July 31, 2011**
> **Filed September 9, 2011**
> **Form 10-Q for the quarterly period ended October 30, 2011**
> **Filed December 8, 2011**
> **File No. 000-27999**

Dear Mr. Adzema:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 34

Comparison of Fiscal Years Ended April 30, 2011 and 2010

1. We note your disclosure that revenues increased 50.6% in fiscal 2011 compared to fiscal 2010 and the related discussion of the various contributing factors for the increased revenue. We also note that revenues relating to ROADM linecards and WSS modules, representing 16% of total revenues in fiscal 2011, increased $78,479 or approximately 108% compared to fiscal 2010. However, based on the quarterly information presented on page 83, total revenues in the quarter ended April 30, 2011 declined $26,070 after seven consecutive quarters of increasing revenues. Furthermore, revenues relating to ROADM linecards and WSS modules in particular declined $13,687, a 29% decline from the previous quarter. Considering these changes in revenues, please address the following:

   • Please tell us how you considered whether to include a discussion of the factors leading to the decrease in revenues in the fourth quarter of fiscal 2011, including the particular factors leading to the significant decline in revenues relating to ROADM linecards and WSS modules;
   • Tell us whether these declines in revenues were indicative of any significant economic change that materially affected the amount of reported income, and;
   • Clarify whether the factors for declining revenues coincided with any known trends or uncertainties that existed or that you reasonably expected would have a material unfavorable impact on net sales or revenues or income from continuing operations.

   Please refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.

2. On a related note, in your third quarter earnings release dated March 8, 2011, we see that you discuss a few factors that would negatively impact fourth quarter revenues, including a slowdown in business in China. Under the MD&A guidance applicable to known trends, tell us how you considered whether to describe these factors in your Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended January 30, 2011, filed on Form 10-Q on March 10, 2011.

Item 8. Financial Statements, page 43

Note 21. Segments, page 76

3.   We see that you provide tabular disclosure of revenues from product segments
        and by speed on page 35 of MD&A.   Tell us how your financial statement
        footnote disclosure considers the product line disclosure guidance from FASB
        ASC 280-10-50-40.

4.   Please describe to us the aggregation criteria you use in attributing sales to "rest
        of world."

Form 10-Q for the Quarterly Period Ended July 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Results of Operations, page 26

5.   We note that your revenue discussion is primarily focused on the $20.3 million
        increase in revenues, which were partially offset by lower demand for ROADM
        products. We also see from the revenue table on page 26 that the $20.3 million
        increase is net of a $12.5 million decrease in revenues from ROADM linecards
        and WSS modules, which is a 40.9% decline from the prior year fiscal quarter.
        Tell us what factors led to such a significant decline in this product line in the
        quarter. Furthermore, discuss your consideration of disclosing those particular
        factors in your filing, especially as it appears that revenues from this product line
        decreased significantly in two consecutive quarters.

Form 10-Q for the Quarterly Period Ended October 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Results of Operations, page 26

6.   Please describe to us the reasons why you now disclose changes in revenue by
        market application as opposed to revenues by product category, as in prior
        periods. Also, describe to us how the previous product category oriented
        disclosure was summarized in arriving at the new presentation. Further, clarify
        for us how this change in disclosure affects your identification of reportable
        segments under FASB Codification Topic 280 and describe any changes in the
        reports reviewed by the chief operating decision maker.   Please be specific with
        respect to your segment considerations.

7.   As a related matter, we note that changes in revenues for each of the two market applications are essentially described at a summary level as arising from changes in demand. In future filings, to the extent known, please describe the factors you believe are responsible for material changes in market demand. Further, please also quantify the amounts of significant contributing and offsetting factors noted in your discussion, such as the impact of the Ignis transaction and the decrease in demand for ROADM products.

8.   Also, tell us whether you realize consistent gross margins between the two market applications of datacom and telecom. If not, tell us how you considered whether you should provide disaggregated disclosure for each of the two market applications. In that regard, we note that you previously disclosed that gross margins varied among your product families.

Form 8-K dated November 30, 2011

9.   We refer to the header and the immediately following commentary of the earnings release where we see disclosure of several non-GAAP financial measures. Tell us how the referenced disclosures conform to the requirements of S-K Item 10(e)(i). In that regard, it is unclear how you have provided a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding these comments. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief